FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated March 09, 2012

Commission File Number 1-15018

FIBRIA CELULOSE S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Alameda Santos, 1357, 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

São Paulo, March 9, 2012

MANAGEMENT’S PROPOSAL

Dear Sirs,

The Management of FIBRIA CELULOSE S.A. (“FIBRIA” or “Company”) submits to the Shareholders of the Company its proposal on the matters to be voted in the Extraordinary General Meeting, to be held on March 26, 2012, as proposed below.

All the information and documents referred to in this proposal and required in Article 11 of CVM Instruction No. 481, dated December 17, 2009 (“ICVM 481/2009”) is available to the Shareholders in the headquarters of the Company and in its website (www.fibria.com.br), in the Brazilian Securities and Exchange Commission — CVM’s website (www.cvm.gov.br) and in Annex I hereof.

AMENDMENTS TO THE BYLAWS OF THE COMPANY

Amendment to the following items of the Bylaws of the Company and consolidation of the Company’s Bylaws:

(a) modify the limit of the Company’s authorized capital to allow the issuance of up to 150.000.000 (one hundred fifty million) new common shares, with the resulting amendment of the head line of Article 6 of the Company’s the Bylaws.

The proposal aims to increase the limit of the Company’s authorized capital in order to allow the Board of Directors to approve, according to Article 168 of Law n. 6.404/76, the increase of the capital stock through a public offering of shares;

(b) modify the Company’s Bylaws to adapt it to the minimum clauses required by the New Market Listing Regulation (Regulamento do Novo Mercado).

Such proposal aims to meet the New Market Listing Regulation (Regulamento do Novo Mercado) in force since May 10, 2011, as provided in Ofício Circular 0172011-DP of BMFBovespa;

(c) approve the consolidation of the Company’s Bylaws.

In accordance to item II of Article 11 of ICVM 481/2009, the Management of the Company informs that all the proposed amendments to the Bylaws shall not have economic effects.

The text of the Bylaws indicating the amendments above proposed is part of this Management’s Proposal as Annex I.

We remain at your disposal for any further clarifications you may deem necessary.

Sincerely yours,

José Luciano Duarte Penido

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 09, 2012

FIBRIA CELULOSE S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	Chief Financial Officer and Investors Relations Officer